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                                                                  EXHIBIT (a)(7)
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                   [LOGO OF STERLING SOFTWARE APPEARS HERE]

                                 NEWS RELEASE


              Sterling Software to Acquire Information Advantage

         Industry pioneer developed first business intelligence portal


     DALLAS, TX and MINNEAPOLIS, MN, (July 16, 1999) - Sterling Software, Inc.
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(SSW-NYSE), one of the 20 largest independent software companies in the world, and Information Advantage, Inc. (IACO-NASDAQ), a leading provider of web-based and enterprise business intelligence software, today announced that they have entered into a definitive agreement for Sterling Software to acquire Information Advantage.

     The transaction is valued at approximately $163 million and will be structured as a $6.50 per share cash tender offer, followed by a second-step merger at the same price per share. The offer price represents a 58% premium over the 30-day trailing average of Information Advantage's shares. The transaction was approved by Information Advantage's board of directors, and the holders of approximately 25% of Information Advantage's outstanding shares have endorsed the acquisition by signing stockholder agreements with Sterling Software.

     Based in Minneapolis, Information Advantage develops, markets and supports scalable enterprise business intelligence software. The company's MyEureka! business intelligence suite was the industry's first business intelligence portal, giving users access to corporate information from a single point of entry. With MyEureka!, users can find and access a broad variety of business intelligence resources, including queries, reports, On-Line Analytical Processing (OLAP) analyses, spreadsheets, and multimedia presentations, either on the organization's intranet or anywhere on the Internet. MyEureka! also lets users tailor their personal portal according to their specific information needs and visual preferences. With revenues of $70.7 million last year, Information Advantage has approximately 500 employees in 27 offices around the world.

     "The acquisition of Information Advantage brings together two powerful software companies who shares not only a common vision but also complementary products and technologies," said Sterling L. Williams, president and chief executive officer of Sterling Software. "Information Advantage pioneered the enterprise information portal, and is recognized as the leader in this dynamic and rapidly growing market. Combined with Sterling Software's Java-based next generation query and reporting technology, we'll be positioned to harness the Internet like never before." Mr. Williams also noted that the acquisition of Information Advantage was expected to be accretive to Sterling Software's earnings per share.

     Larry J. Ford, president and chief executive officer of Information Advantage, said: "The combination of Information Advantage's leading-edge business intelligence portal technology and Sterling Software's strength as one of the largest independent software companies in the world is unmatched. This union creates a significant force in the business intelligence market. It's a great opportunity and I am tremendously excited for both our customers and our employees."

     The tender offer is scheduled to begin on July 21, 1999, and the companies anticipate closing the transaction in late August. The tender offer will be conditioned, among other things, on the valid tender of Information Advantage shares which, together with shares subject to certain stockholder agreements or owned by Sterling Software, represent a majority of Information Advantage's outstanding shares on a fully diluted basis, and the expiration or termination of the Hart-Scott-Rodino Act's waiting period.

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     Information Advantage is a leading provider of business intelligence solutions that are designed to accelerate and improve enterprise-wide decision making. MyEureka! offers solutions for information portals, enterprise reporting and data warehousing and can enhance customer relationship management (CRM) and enterprise resource planning (ERP) systems with reporting and analysis. For more information, visit the company's Web site at www.infoadvan.com.
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     Sterling Software is a leading provider of software and services for the application development, information management, systems management and federal systems markets. The Company is ranked among Business Week's 1998 "Info Tech 100" as one of the world's best performing information technology companies. Headquartered in Dallas, Sterling Software has a worldwide installed base of more than 20,000 customer sites and 3,700 employees in more than 90 offices worldwide. For more information on Sterling Software, visit the company's Web site at www.sterling.com.
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     This news release contains certain forward-looking statements that reflect the current views and expectations of Sterling Software and Information Advantage with respect to future events. Such statements are subject to a number of risks, uncertainties and assumptions, including those mentioned in the two companies' filings with the Securities and Exchange Commission. Actual results may vary significantly.

            MyEureka! is a trademark of Information Advantage, Inc.

Contact Information:

Financial Contacts              Media Contacts

Julie Kupp                      Cindy Foor
VP, Investor Relations          Director, Corporation Communications
Sterling Software, Inc.         Sterling Software, Inc.
(214) 981-1000                  (214) 981-1000
julie.kupp@sterling.com         cindy.foor@sterling.com
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Tony Carideo                    Rick Parker
Director, Investor Relations    VP, Marketing
Information Advantage, Inc.     Information Advantage, Inc.
(612) 833-3720                  (612) 833-3847
tony.carideo@infoadvan.com      rick.parker@infoadvan.com
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